December 17, 2025

FILED VIA EDGAR

Ms. Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.0

Washington, D.C. 20549

Re:	Virtus ETF Trust II (the “Registrant”) File Nos. 333-206600 and 811-23078

Dear Ms. Dubey:

This correspondence responds to follow-up comments received by the undersigned from the staff of the U.S. Securities and Exchange Commission (the “Staff”) during a telephone conversation on December 16, 2025, with respect to Post-Effective Amendment No. 97 and Amendment No. 99 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”). We note that we responded to your initial comments on December 15, 2025 (the “December 15, 2025 Letter”)

Set forth below are the Staff’s comments and the Registrant’s responses thereto. Capitalized terms used and not defined herein have the meaning given to them in the Registration Statement.

1.	With respect to the Registrant’s response to Staff Comment 1 in the December 15, 2025 Letter, consider revising the new references to names to clarify what that term is referring to.

RESPONSE: The Registrant has revised the disclosure consistent with this comment, as noted below:

The Fund offers exposure to the real estate investment trust (“REIT”) market utilizing a quality and relative value style with a fundamental security analysis approach designed to identify the most attractive investment candidates. Specifically, Duff & Phelps Investment Management Co., the Fund’s sub-adviser (the “Sub-Adviser”), tends to favor REITs that own higher quality assets, have strong management teams, and which offer attractive relative value. and generally, shuns deep value stocks that own lower quality assets or expensive, high-growth, momentum stocks. The Sub-Adviser believes the value of a REIT extends beyond the value of the underlying real estate and that through fundamental research, it can uncover and exploit inefficiencies in the market.

2.	With respect to the Registrant’s response to Staff Comment 2 in the December 15, 2025 Letter, please disclose specific criteria used to determine that an issuer is in the real estate industry (e.g., derived at least 50% of revenues or devotes at least 50% of assets to the real estate industry.

RESPONSE: The Registrant has revised the disclosure consistent with this comment, as noted below:

Under normal circumstances, the Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in securities of companies in the real estate industry. The real estate securities in which the Fund primarily invest include equity interests, preferred securities or debt obligations issued by REITs. The broad real estate industry includes owner/operators of commercial real estate as well as land developers, homebuilders and timberland companies. The Sub-Adviser focuses its investment efforts on owner/operators of commercial real estate as those companies have historically generated more consistent, reliable cash flows than the more speculative areas of the sector. The Fund considers a company to be engaged in the real estate industry if it is one that (i) derives at least 50% of its revenue from the ownership, construction, financing, management or sale of commercial, industrial or residential real estate and land; or (ii) has at least 50% of its assets invested in such real estate.

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We respectfully acknowledge that the Staff may have follow up questions. If you have any further comments or questions, please contact me at 860-503-1285 or by email at daphne.chisolm@virtus.com. Thank you for your attention to these matters.

Sincerely,

/s/ Daphne Chisolm

Daphne Chisolm